UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-36532

Sphere 3D Corp.

895 Don Mills Road, Bldg. 2, Suite 900

Toronto, Ontario, M3C 1W3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amendment to Merger Agreement

On June 3, 2021, Sphere 3D Corp. ("Sphere" or the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Gryphon Digital Mining, Inc. ("Gryphon").  On December 29, 2021, the Company and Gryphon entered into Amendment No. 1 to the Merger Agreement to, among other matters, (i) increase the number of Sphere common shares that will be issued by the Company in the Merger as a result of certain equity financings completed by Gryphon following the execution and delivery of the Merger Agreement; (ii) replace the existing termination provisions of the Merger Agreement with provisions that allow either party to terminate the Merger Agreement prior to March 31, 2022 upon a breach of the Merger Agreement by the other party following an opportunity to cure such breach, and to allow either party to terminate the Merger Agreement on or after March 31, 2022 for any reason or no reason by notice to the other party; (iii) amend the existing termination fees and penalties associated with a termination of the Merger Agreement to provide that upon any such termination of the Merger Agreement, the Company will forgive all amounts outstanding under the Promissory Note (as described below) and release to Gryphon certain Company common shares or cash to be deposited into an escrow account prior to February 15, 2022; and (iv) provide that, in connection with any termination of the Merger Agreement, each party shall have released the other party and its affiliates from any claims, actions or proceedings such party shall have at the time of such termination against the other party existing by reason of, based upon or arising out of the Merger Agreement.

The foregoing summary of the terms of the Merger Amendment is subject to, and qualified in its entirety by reference to the full text of the Merger Amendment filed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Amendment to Promissory Note and Security Agreement

On July 6, 2021, the Company entered into a Promissory Note (the "Promissory Note") and Security Agreement with Gryphon, pursuant to which the Company loaned Gryphon $2.7 million in exchange for the Promissory Note bearing interest at 9.5% per annum.  On August 30, 2021, the Company entered into Amendment No. 1 to the Promissory Note and Security Agreement pursuant to which the Company loaned Gryphon an additional $3,650,000.  On September 29, 2021, the Company entered into Amendment No. 2 to the Promissory Note and Security Agreement pursuant to which the Company loaned Gryphon an additional $3,650,000 and an adjustment of the payment schedule.  On December 29, 2021, the Company entered into Amendment No. 3 to the Promissory Note and Security Agreement pursuant to which the Company (i) agreed to loan an additional $2.5 million to Gryphon,, which would increase the principal amount of the Promissory Note to $12.5 million; (ii) changed the repayment schedule of the Promissory Note so that payments by Gryphon will commence following completion of the Merger; (iii) released all of the collateral pledged by Gryphon to secure the Promissory Note; and (iv) agreed to forgive the indebtedness of Gryphon evidenced by the Promissory Note if the Merger Agreement is terminated pursuant to Section 8.01 of the Merger Agreement, as amended (the "Note Amendment").

The foregoing summary of the terms of the Note Amendment is subject to, and qualified in its entirety by reference to the full text of the Note Amendment filed as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

Amendment to Master Services Agreement

On August 19, 2021, Gryphon entered into a Master Services Agreement with the Company (the "MSA").  To provide greater certainty as to the term of the MSA, on December 29, 2021, the Company and Gryphon entered into Amendment No. 1 to the MSA (the "MSA Amendment") to extend the initial term of the MSA from three to four years, or to five years in the event the Company does not receive delivery of a specified minimum number of Bitcoin mining machines during 2022. Subject to written notice from the Company and an opportunity by Gryphon to cure for a period of up to one hundred eighty (180) days, the Company shall be entitled to terminate the Company MSA in the event of: (i) Gryphon's failure to perform the services under the MSA in a professional and workmanlike manner in accordance with generally recognized crypto-mining industry standards for similar services, or (ii) Gryphon's gross negligence, fraud or willful misconduct in connection with performing the services. Gryphon shall be entitled to specific performance or termination for cause in the event of a breach by the Company, subject to written notice and an opportunity to cure for a period of up to one hundred eighty (180) days.

The foregoing summary of the terms of the MSA Amendment is subject to, and qualified in its entirety by reference to the full text of the MSA Amendment filed as Exhibit 99.3 to this Report of Foreign Private Issuer on Form 6-K.

Amendment to Sub-License and Delegation Agreement

On October 8, 2021, the Company and Gryphon entered into a Sub-License and Delegation Agreement (the "Sub-Lease Agreement"), which assigned to the Company a Master Services Agreement, dated as of September 12, 2021, between Core Scientific, Inc. ("Core") and Gryphon and Master Services Agreement Order #2. The Sub-Lease Agreement allows for approximately 230 MW of carbon neutral bitcoin mining hosting capacity to be managed by Core as hosting partner. On December 29, 2021, the Company and Gryphon entered into Amendment No. 1 to the Sub-Lease Agreement (the "Sub-Lease Amendment") to provide Gryphon the right to recapture the usage of up to 50% of the hosting capacity to be managed by Core if the Merger Agreement is terminated prior to consummation of the Merger.

The foregoing summary of the terms of the Sub-Lease Amendment is subject to, and qualified in its entirety by reference to the full text of the Sub-License Amendment filed as Exhibit 99.4 to this Report of Foreign Private Issuer on Form 6-K.

SUBMITTED HEREWITH

Exhibits

99.1	Amendment No. 1 to Agreement and Plan of Merger dated December 29, 2021
99.2	Amendment No. 3 to Promissory Note and Security Agreement dated December 29, 2021
99.3	Amendment No. 1 to Master Services Agreement dated December 29, 2021
99.4	Amendment No. 1 to Sub-License and Delegation Agreement dated December 29, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE COMPANY CORP.

Date: January 5, 2022	/s/ Peter Tassiopoulos
Name: Peter Tassiopoulos Title: Chief Executive Officer